Exhibit 99.4

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF Cnova N.V. November 24, 2016 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of and Agenda for the Extraordinary General Meeting of Shareholders and the Explanatory Notes to the Agenda for the Extraordinary General Meeting of Shareholders, and other relevant materials are available at www.cnova.com. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00030303330333330000 9 112416 changes to the registered name(s) on the account may not be submitted via Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, guardian or other fiduciary, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE COMPANY RECOMMENDS A VOTE "FOR" AGENDA ITEMS 5 AND 6. IF NO VOTE IS RECORDED, YOUR VOTE SHALL BE CONSIDERED A VOTE FOR THE AGENDA ITEM(S) CONCERNED. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN Agenda Item 5. Adoption of the annual accounts for the financial year 2015. Agenda Item 6. Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2015. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that this method. Signature of Shareholder Date: Signature of ShareholderDate:

- 0 CNOVA N.V. Proxy For Extraordinary General Meeting of Shareholders (Must be presented at the meeting or received prior to 11:59 P.M. United States Eastern Daylight Time on November 21, 2016) The undersigned hereby appoints Vistra B.V., in its capacity as sole member of the proxy committee of Cnova N.V., acting singly, as proxy of the undersigned, with full power of substitution and revocation, to attend and address the Extraordinary General Meeting of Shareholders of Cnova N.V. to be held in Amsterdam, the Netherlands on Thursday, November 24, 2016, at 14.00 CET and, in general, to exercise all rights of the undersigned in respect of the ordinary shares in the capital of Cnova N.V., nominal value EUR 0.05 per share, to which the undersigned is entitled on October 27, 2016 (the “Shares”) in its discretion upon all matters which may properly come before such meeting, and instructs such proxy to endeavor to vote or cause to be voted the Shares at such meeting in the manner specified on the reverse side hereof. If no direction is made, this proxy will be voted, as recommended by the board of directors of Cnova N.V., FOR each of the agenda items (5) and (6). This proxy is governed by Dutch law. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. (Continued and to be signed on the reverse side.) 14475 1.1